Glacier Bancorp
NYSE: GBCI

49 Commons Loop
Kalispell, MT 59901-2679
406.756.4200

December 19, 2025

Via EDGAR

Office of Finance
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Glacier Bancorp, Inc.
Registration Statement on Form S-3 (File No. 333-291174)

Ladies and Gentlemen:

We are requesting that the Registration Statement on Form S-3, Registration No. 333-291174 (the "Registration Statement"), filed by Glacier Bancorp, Inc., a Montana corporation (the "Company"), on October 30, 2025, be withdrawn due to an error in EDGAR tags used to submit the original filing. Concurrently with the submission of this letter, the Company is re-submitting the identical Registration Statement under the correct S-3ASR EDGAR filing tag, and it is filing this withdrawal request to avoid duplicative filings.

Thank you for your assistance with this matter.

Very truly yours,

Ron J. Copher
Chief Financial Officer